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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22821

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/11____ AND ENDING ____12/31/11____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    ACAP FINANCIAL INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    57 WEST 200 SOUTH, SUITE 202
                               (No. And Street)

    SALT LAKE CITY   UTAH   84101
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    KIRK FERGUSON   (801) 364-6650
                                           (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Jensen & Keddington, P.C.
                             (Name -- *if individual, state last, first, middle name*)

    5292 SOUTH COLLEGE DR STE 102   SALT LAKE CITY   UTAH   84123
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
                              required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Kirk Ferguson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _ACAP FINANCIAL, INC._____, as of __December 31____, 20_11____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACAP FINANCIAL INC.

Financial Statements

For The Year Ended December 31, 2011

(Together With Independent Auditor's Report)



Jensen & Keddington, P.C.
Certified Public Accountants

ACAP FINANCIAL INC.

Financial Statements

For The Year Ended December 31, 2011

(Together With Independent Auditor's Report)

ACAP FINANCIAL INC.
TABLE OF CONTENTS



Jensen & Keddington, P.C.

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

Mr. Kirk Ferguson
ACAP Financial, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of ACAP Financial Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACAP Financial Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

February 23, 2012

ACAP FINANCIAL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Assets

Cash	$	11,792
Deposits with clearing organizations - net		189,487
Receivables:		
Registered sales representatives		50,683
Commissions		41,297
Shareholder		31,728
Securities owned at market value		139,158
Deposits		1,205
Furniture and equipment, at cost,		
Less accumulated depreciation of $67,334		453
Total Assets	$	465,803

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued liabilities	$	160,100
Salaries and commissions payable		7,583
Trading deposits - payable to employees		30,000
Payable to shareholder - subordinated loan		100,000
Total Liabilities		297,683

Stockholder's Equity

Common stock, .01 par value; 100,000 shares authorized, 50,000 shares issued and outstanding		500
Additional paid-in capital		999,500
Retained earnings (deficit)		(831,880)
Total Stockholder's Equity		168,120
Total Liablities and Stockholder's Equity	$	465,803

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2011

Revenues:		
Commissions	$	937,503
Net gain on trading accounts		124,845
Ticket charges		235,958
Interest income		18
Other Income		7,245
Total Revenues		1,305,569
Expenses:		
Salaries		99,287
Commissions		700,131
Payroll taxes		12,819
Rent		38,135
Communications		206,662
Clearing		161,731
Professional services		11,321
Insurance		20,530
Depreciation		799
Regulatory fees		26,119
Travel and entertainment		1,271
Other		15,288
Total Expenses		1,294,093
Net Income	$	11,476

The accompanying notes are an integral part of these financial statements.

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity	
Balance, December 31, 2010	$	500	$	999,500	$	(843,356)	$	156,644
Net Income						11,476		11,476
Balance, December 31, 2011	$	500	$	999,500	$	(831,880)	$	168,120

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
For The Year Ended December 31, 2011

Subordinated borrowings at January 1, 2011	$	100,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2011	$	100,000

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2011

Cash Flows From Operating Activities:

Net Income	$ 11,476
Adjustment to reconcile net income to net cash from operating activities:	
Depreciation	799
(Increase) decrease in assets:	
Deposit with clearing organization - net	(58,350)
Receivables	74,953
Securities owned at market value	(55,863)
Increase (decrease) in liabilities:	
Securities sold, not yet purchased, at market value	(1,700)
Accounts payable and accrued liabilities	75,986
Salaries and commissions payable	(64,717)
Net Cash From Operating Activities	(17,416)
Net Increase (Decrease) in Cash	(17,416)
Cash, December 31, 2010	29,208
Cash, December 31, 2011	$ 11,792

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
The Company was initially incorporated under the laws of the State of Iowa. From its inception in 1978 through 1993, the Company's Articles of Incorporation were amended on a number of occasions for several name changes and for other purposes. In April 1993, the Company filed a Restated Articles of Incorporation with the Utah Division of Corporations. The Company is a securities broker and dealer dealing principally in over-the-counter securities. The Company is located in Salt Lake City, Utah. Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received.

Summary of Significant Accounting Policies:

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is computed using an accelerated method over the estimated useful lives of five to seven years.

Securities Owned
Marketable securities in the Company's trading account are recorded on a trade date basis and valued at market value. The resulting difference between actual cost and market (or fair value) is included in income. The portion of gains and losses for the year that relate to trading securities still held by the Company at December 31, 2011 is a gain of $67,328.

Receivables
Receivables are recorded on a trade date basis, which is the day each transaction is executed.

Receivables are written off when they are determined to be uncollectible. The Company has determined that all receivables are collectible, thus no allowance has been established. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Revenue Recognition
Securities transactions and related income and expense are recorded on a trade date basis.

Income Taxes
The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. In accordance with the provisions of such election, the Company's taxable income and losses are passed through to its stockholder; accordingly, no provision for income taxes has been made.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash.

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2011 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events
Subsequent events have been evaluated through February 23, 2012, which is the date the financial statements were available to be issued.

NOTE 2 CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared through one broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to the clearing arrangements described above are netted into a single account called Deposits with Clearing Organizations - Net. Included in this account are the following:

Receivable from clearing organizations for ticket charges	$	21,430
Deposit with clearing organizations		176,137
Payable to clearing organizations for clearing fees, Reg T extensions, transfer fees, trading account losses, and other fees		(8,080)
Deposit with clearing organizations - net	$	189,487

In addition to the deposits owed from the broker-dealers, commissions receivable in the amount of $41,297 were due at December 31, 2011.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At December 31, 2011, the Company had net capital (calculated on a trade date basis) of $150,685 which was $50,685 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.29 to 1.

NOTE 4 AVAILABILITY OF ANNUAL AUDIT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of December 31, 2011 is available for examination at the main office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

NOTE 5 RELATED PARTY TRANSACTIONS

The Company has a non interest bearing subordinated demand payable to a shareholder in the amount of $100,000 as of December 31, 2011.

The Company also purchased securities from a shareholder in the amount of $50,000. This transaction was made at market value, and was subsequently marked to market as of December 31, 2011.

The Company has a non interest bearing receivable from a shareholder in the amount of $31,728 as of December 31, 2011.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 6 FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820-10 *Fair Value Measurements and Disclosures* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820-10 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

• *Level 1 inputs* are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category consists of securities owned and securities sold, not yet purchased.

• *Level 2 inputs* are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of December 31, 2011.

• *Level 3 inputs* are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2011.

The following table presents the Company's fair value hierarchy as of December 31, 2011 for assets and liabilities measured at fair value:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Securities owned	$ 139,158	$ -	$ -
Total	$ 139,158	$ -	$ -

11

SUPPLEMENTARY INFORMATION

ACAP FINANCIAL INC.
COMPUTATION OF NET CAPITAL
December 31, 2011

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	168,120
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		168,120
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition		(84,071)
Net capital before haircuts on securities positions		184,049
Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f)):		
Trading and investment securities - other securities		(20,744)
Undue Concentration		(12,620)
Net Capital	$	150,685

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	12,967
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		100,000
Net capital requirement (larger of the above)		100,000
Excess net capital	$	50,685
Excess net capital at 1000%	$	30,685

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. Liabilities from Statement of Financial Condition	$	194,525
Adjustment to aggregate indebtedness		-
Total aggregate indebtedness	$	194,525
Ratio of aggregate indebtedness to net capital		1.29 to 1

ACAP FINANCIAL INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND
AUDITED FINANCIAL STATEMENTS
December 31, 2011

Net capital as reported in Company's FOCUS report, December 31, 2011	$	145,960
Adjustments by auditors:		
Miscellaneous payables		4,000
Adjustments to convert the financial statements from Settlement Date basis to Trade Date basis of accounting:		
Trading Loss		(627)
Commissions expense		(3,159)
Commissions income		4,511
Net capital per audited financial statements, December 31, 2011	$	150,685

ACAP FINANCIAL INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2011

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

        Name of Clearing Firms:

        Clearing firm SEC #:   8-31464
        Clearing firm name: Alpine Securities Corporation
        Product Code: Equities



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Mr. Kirk Ferguson
ACAP Financial Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of ACAP Financial Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

February 23, 2012